Filed Pursuant to Rule 433

File No: 333-223014

Canadian National Railway Company

US$650,000,000 4.450% Notes due 2049

Pricing Term Sheet

October 31, 2018

Issuer:	Canadian National Railway Company

Ratings (Moody’s / S&P / DBRS):*	A2 / A / A

Trade Date:	October 31, 2018

Settlement Date:**	November 7, 2018 (T+5)

Maturity Date:	January 20, 2049

Security Type:	4.450% Notes due 2049

Principal Amount:	US$650,000,000

Benchmark Treasury:	3.125% due May 15, 2048

Benchmark Treasury Price / Yield:	94-29 / 3.400%

Spread to Benchmark Treasury:	+105 basis points

Yield to Maturity:	4.450%

Coupon:	4.450% per annum, accruing from November 7, 2018

Price to Public:	99.986% of principal amount

Interest Payment Dates:	January 20 and July 20 of each year, commencing on July 20, 2019

Optional Redemption:

At any time (i) prior to July 20, 2048 at the greater of (x) par and (y) the present value of the remaining scheduled payments of principal and interest that would be due if the notes matured on July 20, 2048 discounted at a rate of Treasury plus 20 basis points, and (ii) on or after July 20, 2048 at par, plus, in each case, accrued and unpaid interest

CUSIP / ISIN:	136375 CV2 / US136375CV26

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The issuer expects that delivery of the notes will be made to investors on or about November 7, 2018 which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the closing of the offering will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp, toll-free, at (800) 854-5674, Citigroup Global Markets Inc., toll-free, at (800) 831-9146 or Wells Fargo Securities, LLC, toll-free, at (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.